Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 30, 2020

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust

File Nos. 333-156529 and 811-22263

Dear Mr. Grzeskiewicz:

This letter responds to comments relating to Post-Effective Amendment No. 248 (“PEA No. 248”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 248 was filed on April 2, 2019 for the purpose of registering shares of the ROBO Global® Artificial Intelligence ETF and ROBO Global® Healthcare Technology and Innovation ETF. This letter responds to comments applicable to the ROBO Global® Artificial Intelligence ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 248.

1.	Comment. Please provide a completed fee table and expense example for the Fund one full week before the effective date of PEA No. 248.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. The staff notes a potential Rule 35d-1 concern because it is unclear that the THNQ score provides a sufficient nexus to artificial intelligence. The staff notes that a company must get a THNQ score of 50 or greater for inclusion in the index, but it is unclear how that score is determined. Please also clarify what is meant by companies that have “a portion of their business and revenue” in artificial intelligence.
Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 30, 2020

Response. Registrant represents that the first and second paragraphs under “Principal Investment Strategies” have been revised as follows:

The Fund will normally invest at least 80% of its total assets in securities of the Index or in depositary receipts representing securities of the Index. The Index, which was developed and is provided by ROBO Global (the “Index Provider”), is designed to measure the performance of publicly-traded companies that have a significant portion of their ~~business and~~ revenue derived from the field of artificial intelligence as described below~~, and the potential to grow within this space through innovation and market adoption of such companies’ products and services~~ (“Artificial Intelligence Companies”). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of Artificial Intelligence Companies. This investment policy may be changed without shareholder approval, upon 60 days’ notice to shareholders.

Companies eligible for inclusion in the Index are those included in the ROBO Global Artificial Intelligence Database (the “AI Database”), a proprietary database, created and maintained by the Index Provider, of companies that have a significant portion of their ~~business~~ revenue derived from one or more of the sub-sectors within the field of ~~associated with~~ artificial intelligence represented in the ROBO Global Artificial Intelligence Industry Classification (“ROBO AI Industry Classification”), and the potential to grow within this space through innovation and/or market adoption of their products and services.

To construct the AI Database, the Index Provider applies the ROBO AI~~Global Artificial Intelligence~~ Industry Classification. Like peer group artificial intelligence indexes, the Index measures the performance of companies across sectors such as information technology, communications, consumer discretionary, healthcare and industrials that are involved in artificial intelligence activities. The Index Provider then applies its proprietary methodology to further classify companies included in the AI Database by “Infrastructure” or “Applications & Services” and further divides such classifications into sub-sectors, which are unique to the ROBO AI Industry Classification. Infrastructure companies include companies that build artificial intelligence engine and platform solutions that enable the use of artificial intelligence technology. Within the Infrastructure classification are the following subsectors: (1) big data/analytics; (2) cloud providers; (3) cognitive computing; (4) network and security; and (5) semiconductors. Applications & Services companies include companies that apply artificial intelligence technology to their business. Within the Applications & Services classification are the following subsectors: (1) healthcare; (2) factory automation; (3) eCommerce; (4) consumer; (5) consulting services; and (6) business process.

Registrant represents that the first sentence of the third paragraph has been clarified as follows:

Each eligible company is individually analyzed and then given a “THNQ Score” ranging from 1 to 100 that is determined based on ~~factors representing~~ the levels of revenue the company receives from Artificial Intelligence activities, levels of investment the firm makes in Artificial Intelligence, and the company’s technology and market leadership~~marketing positioning of the firm~~ in the Artificial Intelligence universe.

April 30, 2020

3.	Comment. In the fourth paragraph of the summary principal investment strategies section for the Fund, it states that the investment adviser “expects that over time, if the Fund has sufficient assets, the correlation between the Fund’s performance, before fees and expenses, and that of the Index will be 95% or better”. Please explain supplementally to the staff what would be the appropriate amount of assets needed to establish a correlation of 95% or better.

Response. According to the Fund’s investment adviser, given the expected composition of the index, the adviser expects that $2.5 million in assets (which should be the seed money at launch) would be the amount needed to establish a correlation of 95% or better.

4.	Comment. If the Fund’s index is actually concentrated in an industry or significantly focused in a sector, please include corresponding risk disclosure.

Response. Registrant represents that if the Fund’s index is concentrated in an industry or significantly focused in a sector, corresponding risk disclosure will be disclosed.

5.	Comment. Please confirm whether Solactive uses backtested performance for the index. If it does, the staff may have additional comments.

Response. Registrant confirms that Solactive does not use backtested performance for the index.

6.	Comment. Please confirm whether the index was specifically created for the Fund and whether other ETFs use the index.

Response. According to the Fund’s investment adviser, the index is available to other products including, but not limited to, other registered fund products, UCITS, and separately managed accounts. Currently, a UCITS is utilizing the index as of July 2019.

7.	Comment. Please provide to the staff a copy of the index methodology and a list of the companies included in the index.

Response. Registrant represents that the requested information has been provided under separate cover.

8.	Comment. Please file as an exhibit to the registration statement any license or sublicense agreement to which the Fund is a party.

Response. Registrant represents that the sublicense agreement to which the Fund is a party will be filed as an exhibit to the registration statement.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum